SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: September, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

Date: September 14, 2006	By:	/S/ GARY J. DANIEL

		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel &
Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.	Press Release #06-030 dated September 13, 2006

NEWS RELEASE
For Immediate Release
Agrium adds two members to its
Board of Directors
06-030
Date: September 13, 2006

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that the Honourable A. Anne McLellan, P.C. has accepted an invitation to sit on Agrium’s Board of Directors commencing September 28th, 2006. This new appointment is in addition to the recent election to the Board of Mr. Russell Girling in May.
“On behalf of the Board, I would like to say how pleased we are to have Mr. Girling and Ms. McLellan join our Board. They bring exceptional experience that will further strengthen and diversify our Board,” said Mike Wilson, Agrium President and CEO.
Mr. Girling brings over 20 years of business experience to our Board. Currently Mr. Girling is President, Pipelines for TransCanada Corporation and responsible for TransCanada’s regulated businesses in Canada, the U.S. and Mexico. Mr. Girling is also Chairman, President and Chief Executive Officer of TC PipeLines, LP. Previously Mr. Girling was Executive Vice-President, Corporate Development and Chief Financial Officer of TransCanada Corporation. Mr. Girling also serves as a Director of the Alberta Children’s Hospital Fund. Mr. Girling holds a Bachelor of Commerce degree and an MBA in Finance from the University of Calgary.
Ms. McLellan brings approximately 30 years of political, policy making, and legal experience. She served as a Member of Parliament from 1993 to 2006, serving as Deputy Prime Minister from December 2003 — January 2006. Throughout her career she has held numerous ministerial posts, including: Minister of Natural Resources, Minister of Justice and Attorney General, Minister of Health and the first Minister of Public Safety and Emergency Preparedness. Ms. McLellan taught law at the Universities of New Brunswick and Alberta. She holds both Bachelor of Arts and Laws degrees from Dalhousie University and a Master of Laws degree from King’s College, University of London. She currently serves on the Board of Directors of Nexen Inc. and is Counsel at the law firm of Bennett Jones LLP. In addition, in May of this year, she was appointed Distinguished Scholar in Residence at the Institute for United States Policy Studies at the University of Alberta.
About Agrium
Agrium Inc. is a leading global producer and marketer of agricultural nutrients, industrial products, and specialty fertilizers, and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.